Henkel

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2006 MAR -6 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Datum / Date	21.02.06	Abteilung / Dept.	FJC Corporate Matters
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

06011326

Ladies and Gentlemen:

Enclosed please find Henkel's Invitation of the Annual General Meeting to be held on Monday, April 10, 2006.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn Nicolas

PROCESSED
MAR 06 2006
THOMSON FINANCIAL

Enc.

Invitation to the Annual General Meeting, and the Extraordinary Meeting for Holders of Preferred Shares, of Henkel KGaA, Düsseldorf, Germany

Henkel

A Friend

Invitation to the Annual General Meeting

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

Securities ID Numbers:
Ordinary shares 604 840
Preferred shares 604 843

International Securities ID Numbers:
Ordinary shares DE 0006048408
Preferred shares DE 0006048432

The shareholders of our Company are hereby invited to attend the
Annual General Meeting
on
Monday, April 10, 2006, 10.00 a.m.,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Strasse 141,
40474 Düsseldorf, Germany

Admission from 8.30 a.m.

This English text is a translation for information only. The original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 16, 2006, is the only authoritative version.

Please note the change in the conditions of participation arising from the Law of Corporate Integrity and Modernization of the Right to Contest Shareholders' Resolutions, and the transitional regulations related

Agenda

1. Presentation of the Annual Finance Statements and the Consolidated Financial Statements as endorsed by the Supervisory Board, the Management Reports of the Company and of the Group, and the Report of the Supervisory Board for the year ended December 31, 2005. Resolution to approve the Annual Financial Statements of Henkel KGaA for the year ended December 31, 2005.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements stating an unappropriated profit of 193,345,382.50 euros, be approved as presented.

2. Resolution for the appropriation of profit

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of 193,345,382.50 euros for the year ended December 31, 2005, be applied as follows:

a) Payment of a dividend of 1.30 euros per ordinary share (86,598,625 shares)	= 112,578,212.50 euros
b) Payment of a dividend of 1.36 euros per preferred shares, (59,387,625 shares)	= 80,767,170.00 euros
	= 193,345,382.50 euros

Treasury stocks are not entitled to dividend. The amount in unappropriated profit which relates to the shares held by the Company at the date of the Annual General Meeting is transferred to other revenue reserves.

3. Resolution to ratify the actions of the Management Board

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Management Board in office in 2005 be ratified for that financial year.

4. Resolution to ratify the actions of the Supervisory Board

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board in office in 2005 be ratified for that financial year.

5. Resolution to ratify the actions of the Shareholders' Committee

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee in office in fiscal 2005 be ratified for that financial year.

6. Appointment of auditors of the annual financial statements and the consolidated financial statements for fiscal 2006

The Supervisory Board proposes that KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed auditors for the Annual Financial Statements and for the Consolidated Financial Statements for the fiscal year 2006.

7. Elections to the Supervisory Board

Mr. Benedikt-Joachim Freiherr von Herman and Mr. Heinrich Thorbecke have resigned their membership of the Supervisory Board with effect from the close of this year's Annual General Meeting. Under article 12 (4) sentence 3 of the company's Articles of Association (corporation bylaws), new shareholders' representatives must be elected to the Supervisory Board for the remainder of the term of office of the Supervisory Board.

Under §96 (1) of the German Corporation Law (Aktiengesetz) in conjunction with §7 (1) no. 2 Co-determination Law (Mitbestimmungsgesetz) 1976, and article 12 (1) of the Company's Articles of Association, the Supervisory Board shall comprise eight shareholder representatives and eight employee representatives. The members of the Supervisory Board representing the shareholders are elected by the Annual General Meeting; the Annual General Meeting is not bound to adopt candidates proposed.

The Supervisory Board proposes that

a) Mr. Konstantin von Unger
Partner, Blue Corporate Finance, London

Memberships of supervisory bodies comparable with a statutory supervisory board :
Ten Lifestyle Management Ltd., Great Britain

b) Mr. Thomas Manchot
Private Investor, Düsseldorf

no Memberships of statutory supervisory boards or comparable supervisory bodies

be elected as members of the Supervisory Board representing the shareholders with effect from the close of the present Annual General Meeting, their terms of office to end on expiry of the remaining period of office of the Supervisory Board (close of Annual General Meeting 2008).

8. Resolution to renew authorization to purchase and appropriate the Company's own shares ("treasury stock") in accordance with §71 (1) no. 8 of the German Corporation Law (AktG) and to exclude the preemptive rights of existing shareholders

With expiry of the authorization resolved at the last Annual General Meeting, it is proposed that the Personally Liable Partners be authorized to purchase the company's own shares on the stock exchange or by way of a public purchase offer.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) That the Personally Liable Partners be hereby authorized in accordance with §71 (1) no. 8 of the German Corporation Law (AktG) to purchase ordinary and/or preferred shares of the Company at any time up to October 9, 2007, subject to the condition that the shares acquired on the basis of this authorization, together with the other shares of the Company that the Company has already acquired and still holds, and which are attributable to the Company in accordance with §71 d and §71 e of the German Corporation Law (AktG), shall not at any time exceed 10% in total of the capital stock.

The authorization may be exercised once or several times, in whole or in part, by the Company, by its Group companies or by third parties acting on the Company's or its Group companies' behalf and for their account.

The authorization to purchase the Company's own shares ("treasury stock") at any time up to October 17, 2006, approved by resolution of the shareholders at the Annual General Meeting held on April 18, 2005, is withdrawn with effect from the date when this new authorization becomes operative.

b) Purchases will be made, at the discretion of the Personally Liable Partners, in the market, by means of a public offer addressed to all shareholders, or by means of a public invitation to submit an offer (invitation to tender).

(1) In the case of purchase in the market, the consideration paid by the Company (excluding incidental costs) for each share must not be more than 10% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date when the purchase obligation arises.

(2) In the case of purchase by means of a public offer, or a public invitation to tender, the Company shall stipulate the share purchase price or the share purchase price spread. Where a share purchase price spread is stipulated, the final price shall be determined from the declarations of acceptance or tenders received. The public offer or the invitation to tender may include a time limit for acceptance, certain conditions and also the provision that the share purchase price spread may be adjusted during the time limit for acceptance if, following publication of the formal offer, there are significant movements in price during the time limit for acceptance.

The consideration paid by the Company for each share must not be more than 10 percent above or below the average of the closing prices quoted for the Company's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer or the invita-

tion to tender. In the case of an adjustment to the share purchase price, the relevant amount shall be determined on the basis of the price prevailing on the last trading day before the final decision on the offer adjustment.

The volume may be limited. If, in the case of a public offer or a public invitation to tender, the volume of the tendered shares exceeds the envisaged buy-back volume, the tender rights of the shareholders may be excluded insofar as acceptance will then be effected on a pro-rata basis in accordance with the ratio of shares tendered in each case. Provision may also be made for priority acceptance of smaller numbers of shares up to 100 of the shares tendered for purchase per shareholder.

(3) The company will make the decision regarding the class of shares to be purchased in keeping with the interests of the shareholders and of the Company and taking into account the approved purposes for such purchases.

c) The authorization can be exercised for any lawful purpose and in particular for one or more of the purposes specified in d). If it used for one or more of the purposes specified in d), the pre-emptive rights of existing shareholders are excluded. Moreover, the Personally Liable Partners may, in the case of disposal of purchased treasury stock under the terms of an offer addressed to all shareholders, exclude the pre-emptive rights of the shareholders in respect of fractional entitlements, subject to the approval of the Shareholders' Committee and the Supervisory Board.

d) The Personally Liable Partners are hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to use the Company's own shares ("treasury stock") acquired on the basis of this or an earlier authorization as follows:

(1) To offer and transfer treasury stock to members of the Management Board and certain executive management personnel of the Company and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the current terms of the "Stock Incentive Plan of the Henkel Group", which was approved by resolution of the shareholders at the Annual General Meeting held on May 8, 2000. Insofar as members of the Management Board of the Company are among those eligible to participate in the Stock Incentive Plan, the Shareholders' Committee is hereby authorized – subject to the approval of the Supervisory Board – to arrange the offer and transfer of the shares.

(2) To sell or otherwise transfer treasury stock to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations.

(3) To sell treasury stock against payment in cash by a process other than in the market or by way of an offer addressed to all shareholders, provided that the price paid is not significantly less than the quoted market price of the shares on the date of the sale. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under §186 (3) sentence 4 of the German Corporation Law (AktG), must not exceed a total of 10% of the capital stock in existence at the time of this authorization becoming operative or being exercised.

(4) To cancel all or part of the treasury stock without any further resolution in General Meeting being required. Cancellation shall be effected by way of capital reduction or such that the capital stock remains unchanged and the proportion of the other shares relative to the capital stock increases as permitted under §8 (3) of the German Corporation Law (AktG); in the latter case, the Personally Liable Partners are authorized to adjust the number of shares indicated in the Articles of Association accordingly.

Report to the Annual General Meeting in respect of Item 8 on the Agenda, as required by §71 (1) no. 8 and §186 (4) sentence 2 of the German Corporation Law (AktG)

The authorization proposed under **Item 8** relates to the purchase of the Company's own shares ("treasury stock"). The authorization to purchase the Company's own shares, which was approved at the Annual General Meeting held on April 18, 2005, under item 9 on the Agenda for that meeting, is only valid until October 17, 2006. It therefore requires renewal, as does the authorization to dispose of shares in other ways, as permitted under §71 (1) no. 8 sentence 5 of the German Corporation Law (AktG), and the authorization to cancel shares as permitted under §71 (1) no. 8 sentence 6 of the German Corporation Law (AktG). The proposed authorization will enable the Company to realize the benefits associated with the acquisition of its own shares in the interests of the Company and its shareholders.

As permitted under §71 (1) no. 8 of the German Corporation Law (AktG), other forms of purchase and disposal may be applied in addition to the typical method of purchase and disposal in the market. Thus, treasury stock may also be acquired by means of a public offer addressed to the shareholders or by the public invitation to submit an offer (public invitation to tender). In these cases, the shareholders may decide how many shares they wish to sell and, in the event of a price spread being stipulated, at which price they wish to sell.

In acquiring the Company's own shares, the principle of equal treatment as defined in §53a of the German Corporation Law (AktG) must be upheld. The proposed acquisition of the shares in the market or by way of a public offer or a public invitation to tender is in keeping with this principle. Insofar as the number of tendered or offered shares exceeds the number of shares envisaged for purchase, purchase or acceptance may be implemented under exclusion of the tender rights of the shareholders on a pro-rata basis related to the number of shares offered or tendered, in order to simplify the purchase process. Giving prior claim to smaller numbers of up to 100 shares tendered per shareholder also serves to simplify the process.

The authorization is also to cover exclusion of the pre-emptive rights of shareholders for fractional entitlements in the event of disposal of treasury stock under the terms of an offer addressed to all shareholders. This is necessary in order to enhance technical efficiency in the disposal of acquired treasury stock by way of such an offer to shareholders. The free fractional amounts of treasury stock excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Company, either by sale in the market or by some other process.

The authorization to exclude the pre-emptive rights of existing shareholders likewise has to be renewed in order to enable transfer of the shares purchased to members of the Management Board and certain executive management personnel of the Company and of certain affiliated companies in Germany and abroad under the terms of the "Stock Incentive Plan of the Henkel Group" or to transfer them to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the process of business globalization increasingly demand that a company's treasury stock be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Company the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as such opportunities arise. This is another reason why the proposed authorization to exclude the pre-emptive rights of existing shareholders is reasonable and in the interests of the Company.

Finally, the resolution proposes that Management also be authorized to sell any treasury stock purchased to third parties against payment in cash in a process other than in the market or by way of an offer addressed to all shareholders, and with exclusion of the pre-emptive rights of existing shareholders as permitted under §186 (3) sentence 4 of the German Corporation Law (AktG).

This will enable Management to align the Company's internal financial resources to prevailing requirements in a flexible manner and to react at short notice to favorable stock market conditions. The investment and financial interests of shareholders are suitably safeguarded. The authorization ensures that, even together with shares issued out of authorized capital, not more than 10% of the capital stock can be sold or issued with exclusion of the pre-emptive rights of existing shareholders. Suitable protection against the possibility of dilution is provided due to the fact that the shares can only be sold at a price that is not significantly less than the quoted market price of the shares concerned. Any discount to the quoted price will be kept as small as possible given the market conditions prevailing at the time of placement; under no circumstances shall it be more than 5%.

The authorization covers shares that are purchased on the basis of this proposed resolution and those purchased on the basis of authorizations previously ratified in General Meeting. Such shares purchased may be canceled by the Company without any further resolution in General Meeting being required. Cancellation shall either be effected by way of capital reduction or, as permitted by §237 (3) no. 3 of the German Cor-poration Law (AktG), such that the capital stock remains unchanged by increasing the proportion of the other shares relative to the capital stock as permitted under §8 (3) of the German Corporation Law (AktG).

9. Resolution on cancellation of the existing authorized capital and creation of a new authorized capital (Authorized Capital 2006) against contribution in cash, allowing for exclusion of the pre-emptive rights of existing shareholders, and corresponding amendments to the Articles of Association

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the following resolutions be adopted:

a) That the authorization issued on April 30, 2001 to the Personally Liable Partners by the Annual General Meeting to increase, subject to the approval of the Supervisory Board and of the Shareholders' Committee, the share capital of the Company in one or several acts until May 1, 2006 by up to a total of preferred shares with no voting rights (Authorized Capital 2001, article 6 (5) of the Articles of Association) be canceled.

b) That the Personally Liable Partners be authorized to increase, subject to the approval of the Supervisory Board and of the Shareholders' Committee, the share capital of the Company in one or several acts until April 9, 2011 by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights. The authorization may be executed in full, or in one or several partial amounts.

The existing shareholders shall, in principle, be granted pre-emptive rights. The shares may be transferred to banks or financial services institutions that would then be required to offer them to existing shareholders. The Personally Liable Members are, however, authorized to exclude the pre-emptive rights of existing shareholders with the approval of the Supervisory Board and of the Shareholders' Committee

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,
- if the issue price of the new shares does not significantly fall below the quoted market price of the shares of the same class at the time of final stipulation of the issue price. In this case, the proportion of the share capital represented by the shares sold on the basis of this authorization, together with the proportion of the share capital represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under §186 (3) sentence 4 of the German Corporation Law (AktG), must not exceed a total of 10% of the share capital in existence at the time of this authorization becoming operative or being exercised.

The Personally Liable Partners are authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to stipulate the further specifics of the share rights and the conditions of share issue (Authorized Capital 2006).

c) Article 6 (5) of the company's Articles of Association shall be revised as follows (Authorized Capital 2006):

"The Personally Liable Partners are authorized to increase, subject to the approval of the Supervisory Board and of the Shareholders' Committee, the share capital of the Company in one or several acts until April 9, 2011 by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights. The authorization may be executed in full, or in one or several partial amounts.

The existing shareholders shall, in principle, be granted pre-emptive rights. The shares may be transferred to banks or financial services institutions that would then be required to offer them to existing shareholders. The Personally Liable Partners are, however, authorized to exclude the pre-emptive rights of existing shareholders with the approval of the Supervisory Board and of the Shareholders' Committee

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,
- if the issue price of the new shares does not significantly fall below the quoted market price of the shares of the same class at the time of final stipulation of the issue price. In this case, the proportion of the share capital represented by the shares sold on the basis of this authorization, together with the proportion of the share capital represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under §186 (3) sentence 4 of the German Corporation Law (AktG), must not exceed a total of 10% of the share capital in existence at the time of this authorization becoming operative or being exercised.

The Personally Liable Partners are authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to stipulate the further specifics of the share rights and the conditions of share issue."

d) The Personally Liable Partners are instructed that

Authorized Capital 2001, and resolution per b) and c) above on the creation of the Authorized Capital 2006 should only be registered together with the condition that the Authorized Capital 2001 shall only be canceled in the event that the new Authorized Capital 2006 is registered.

e) The Supervisory Board and the Shareholders' Committee are authorized to change the wording in articles 5 and 6 of the Articles of Association in accordance with the increase in share capital arising from the Authorized Capital 2006 or on expiry of the authorization period.

Report of the Personally Liable Partners to the Annual General Meeting in respect of item 9 of the Agenda, as required by §203 (2) sentence 2 and §186 (4) sentence 2, of the German Corporation Law (AktG)

The proposal before the Annual General Meeting is that an Authorized Capital 2006 amounting to 25,600,000 euros be created. This is to replace the previous Authorized Capital 2001 and ensure appropriate future flexibility in covering the Company's financial requirement.

In principle, existing shareholders have a pre-emptive right to purchase shares issued out of the Authorized Capital 2006. However, the proposed authorization allows the Personally Liable Partners to exclude, subject to the approval of the Supervisory Board and of the Shareholders' Committee, this pre-emptive right in respect of fractional entitlements. Exclusion of the pre-emptive rights for fractional entitlements serves the purpose of facilitating a smooth and practicable subscription process. The new shares excluded from the pre-emptive rights of existing shareholders as free fractional amounts shall be disposed of to the best possible effect for the Company.

In addition, the pre-emptive rights of existing shareholders may be excluded, subject to the approval of the Supervisory Board and of the Shareholders' Committee, if the shares are issued at a price that is not significantly below the quoted market price. This places the Company in a position of being able to cover its capital requirements at very short notice if required. At the same time, exclusion of the pre-emptive rights enables

in the interest of strengthening the equity base of the Company the market price discount usually required in the case of rights issues does not apply. In exercising the authorization, the Personally Liable Partners shall endeavor to ensure that any discount to the quoted market price is kept as small as possible given the market conditions prevailing at the time of placement; under no circumstances shall it be more than 5%.

This stipulation is in keeping with the statutory requirement to protect shareholders against dilution of their shareholding. According to the statutory regulations, exclusion of the pre-emptive rights of shareholders is possible under these conditions for amounts up to 10% of the share capital. This amount is not exhausted by the proposed authorization. 10% of the share capital would be 37,372,480 euros; the proposed amount of 25,600,000 euros, corresponding to 10,000,000 new shares, is significantly below that figure. At the same time, the proposed authorization ensures that, even together with other similar authorizations, not more than 10% of the share capital may be issued or sold under exclusion of the pre-emptive rights of existing shareholders. Owing to the fact that the new shares are to be issued at a price close to the quoted market price, each shareholder has the possibility of acquiring the shares necessary to maintain his or her percentage of total shares in circulation under roughly the same conditions. Given the liquidity of the market for Henkel preferred shares, the opportunity of making such subsequent purchases through the stock exchange is ensured.

In consideration of all these circumstances, the authorization to exclude pre-emptive rights of existing shareholders subject to the cited conditions is appropriate and in the interests of the Company.

The Personally Liable Partners shall, under all circumstances, carefully examine whether or not the authorization to increase capital to the exclusion of the pre-emptive rights of existing shareholders should be used. They will only make use of the authorization where, in the specific case in question, such action, in their estimation and in the estimation of the Supervisory Board and of the Shareholders' Committee, is in the interests of the Company and thus in the interests of the shareholders.

The Personally Liable Partners will report to the Annual General Meeting each occasion on which shares are issued out of the Authorized Capital 2006.

10. Resolution on the modification/amendment of article 19 no. 3, article 20 and article 23 no. 2 of the Articles of Association

As a result of the enactment of the Law on Corporate Integrity and Modernization of the Right to Contest Shareholders' Resolutions (UMAG), the statutory regulations governing the convocation of the Annual General Meeting and on the entitlement of shareholders to participate in the Annual General Meeting have changed. The core aspect of these new regulations involves elimination of the depositary requirement. According to the new regulations, the articles of association can require shareholders to register before the meeting. It is sufficient to legitimize shareholders of bearer shares that the depositary-managing institution certify that they are indeed the holders of such shares; this certification must relate to the so-called Record Date. In addition, the UMAG also contains special regulations governing the calculation of the time limit. The chairman of the meeting may further be authorized to place reasonable time limits on the right to speak and the right to put questions.

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the following be resolved for the purpose of adapting the Company's Articles of Association to the changes introduced with the UMAG:

a) Article 19 no. 3 of the Articles of Association to read as follows:

"The convocation of the General Meeting is made by announcement to be published at least thirty days prior to the last day of registration (article 20)."

b) Article 20 of the Articles of Association to read as follows:

"20. Participation Entitlement

(1) Only those shareholders shall be entitled to participate in the General Meeting and to exercise the

German or English within the time limit prior to the date of the General Meeting, and who validate their entitlement to participate in the General Meeting and to exercise their rights to vote according to no. 2. The registration and means of validation must arrive at the office cited in the invitation by the end of the 7th day prior to the date of the General Meeting. The invitation may impose a shorter period than 7 days.

(2) In order to validate entitlement, a certificate in text form in German or English confirming ownership of shares is required from the depositary bank or depositary financial services institution; the certificate must relate to the start of the 21st day before the date of the General Meeting. In the case of shares not held in a securities depositary managed by a bank or a financial services institution at the relevant time, certification may be provided by the Company or by a notary, by a bank for the central depository of securities or another bank or financial services institution.

(3) In the event of doubts as to the correctness or authenticity of the certificate, the Company shall be entitled to demand a suitable further means of proof. If this means of proof is not provided, or not provided in the appropriate form, the Company may refuse participation in the General Meeting and exercise of voting rights.

(4) Time limits per articles 19 and 20 shall be calculated back from the non-inclusive date of the General Meeting; if the end of the time limit coincides with a Saturday, Sunday or a legally recognized public holiday at the company's domicile, the previous working day shall then apply instead of that day."

c) Article 23 no. 2 of the Articles of Association shall be supplemented as follows:

"The Chairman is permitted to limit the time allowed to shareholders for putting questions and speaking before the Meeting. He is entitled in particular to stipulate at the beginning of the General Meeting or during its course a reasonable timeframe for speaking and putting questions, for the length of the General Meeting per se, for individual agenda items or for individual speakers."

11. Approval of a control and profit transfer agreement between Henkel KGaA and SHC Beauty Cosmetics GmbH

The Personally Liable Managing Members, Shareholders' Committee and Supervisory Board propose approval of the Control and Profit Transfer Agreement between Henkel KGaA and SHC Beauty Cosmetics GmbH, Gundelfingen, Germany (hereinafter referred to as "SHC Beauty"), dated December 21, 2005.

The Agreement essentially provides for the following:

- SHC Beauty places its management under the control and authority of Henkel KGaA.
- SHC Beauty is obliged to transfer its entire profits to Henkel KGaA.
- SHC Beauty can, with the approval of Henkel KGaA, transfer amounts from its net earnings to other revenue reserves to the extent that this is allowable under the German Commercial Code (HGB), and is economically justified in accordance with reasonable commercial prudence. Free reserves formed while the Agreement is in force (other revenue reserves to §272 (3) HGB and capital reserves from additional payments to §272 (2) no. 4 HGB) shall, at the request of Henkel KGaA, be reversed and used to offset an annual loss or for transfer as profit. The transfer of amounts resulting from the reversal of free reserves formed prior to commencement of this agreement is excluded from this requirement.
- Henkel KGaA is obliged to absorb any annual losses in accordance with the requirements of §302 of the German Corporation Law (AktG) where these cannot be offset from free reserves formed while the Agreement has been in force.
- The Agreement was concluded with economic effect from January 1, 2006, and can be terminated with 3 months' notice to the end of a financial year subject to a minimum term ending on December 31, 2010. If the agreement is not terminated, it shall be automatically extended on a rolling basis by a further year subject to the same period of notice.

The rights of the contractual parties to terminate the agreement for good cause without prior notice remains unaffected.

The Agreement, the annual financial statements and the management reports of the companies party to the Agreement for the last three financial years and also the joint report of the management of SHC Beauty Cosmetics GmbH and the Personally Liable Partners of Henkel KGaA relating to the Agreement are available for examination at the head offices of Henkel KGaA and will be sent on request to any shareholder free of charge. The above-mentioned documents are also available on the internet (www.ir.henkel.de; www.ir.henkel.com) and will also be laid out in the Annual General Meeting of Henkel KGaA.

12. Approval of a control and profit transfer agreement between Henkel KGaA and Henkel Loctite-KID GmbH

The Personally Liable Managing Members, Shareholders' Committee and Supervisory Board propose approval of the Control and Profit Transfer Agreement between Henkel KGaA and Henkel Loctite-KID GmbH, Munich, Germany – formerly Henkel Loctite-KID Geschäftsführungs GmbH (hereinafter referred to as "Loctite-KID"), dated December 21, 2005.

The Agreement essentially provides for the following:

- Loctite-KID places its management under the control and authority of Henkel KGaA.
- Loctite-KID is obliged to transfer its entire profits to Henkel KGaA.
- Loctite-KID can, with the approval of Henkel KGaA, transfer amounts from its net earnings to other revenue reserves to the extent that this is allowable under the German Commercial Code (HGB), and is economically justified in accordance with reasonable commercial prudence. Free reserves formed while the Agreement is in force (other revenue reserves to §272 (3) HGB and capital reserves from additional payments to §272 (2) no. 4 HGB) shall, at the request of Henkel KGaA, be reversed and used to offset an annual loss or for transfer as profit. The transfer of amounts resulting from the reversal of free reserves formed prior to commencement of this agreement is excluded from this requirement.
- Henkel KGaA is obliged to absorb any annual losses in accordance with the requirements of §302 of the German Corporation Law (AktG) where these cannot be offset from free reserves formed while the Agreement has been in force.
- The Agreement was concluded with economic effect from January 1, 2006, and can be terminated with 3 months' notice to the end of a financial year subject to a minimum term ending on December 31, 2010. If the agreement is not terminated, it shall be automatically extended on a rolling basis by a further year subject to the same period of notice. The rights of the contractual parties to terminate the agreement for good cause without prior notice remains unaffected.

The Agreement, the annual financial statements of the companies party to the Agreement and the management reports of Henkel KGaA for the last three financial years and also the joint report of the management of Henkel Loctite-KID GmbH and the Personally Liable Partners of Henkel KGaA relating to the Agreement are available for examination at the head offices of Henkel KGaA and will be sent on request to any share-holder free of charge. The above-mentioned documents are also available on the internet (www.ir.henkel.de; www.ir.henkel.com) and will also be laid out in the Annual General Meeting of Henkel KGaA.

13. Approval of a control and profit transfer agreement between Henkel KGaA and Elch GmbH

The Personally Liable Managing Members, Shareholders' Committee and Supervisory Board propose approval of the Control and Profit Transfer Agreement between Henkel KGaA and Elch GmbH, Leverkusen, (hereinafter referred to as "Elch"), dated December 21, 2005.

The Agreement essentially provides for the following:

- Elch places its management under the control and authority of Henkel KGaA.
- Elch is obliged to transfer its entire profits to Henkel KGaA.
- Elch can, with the approval of Henkel KGaA, transfer amounts from its net earnings to other revenue reserves to the extent that this is allowable under the German Commercial Code (HGB), and is economically justified in accordance with reasonable

commercial prudence. Free reserves formed while the Agreement is in force (other revenue reserves to §272 (3) HGB and capital reserves from additional payments to §272 (2) no. 4 HGB) shall, at the request of Henkel KGaA, be reversed and used to offset an annual loss or for transfer as profit. The transfer of amounts resulting from the reversal of free reserves formed prior to commencement of this agreement is excluded from this requirement.

- Henkel KGaA is obliged to absorb any annual losses in accordance with the requirements of §302 of the German Corporation Law (AktG) where these cannot be offset from free reserves formed while the Agreement has been in force.
- The Agreement was concluded with economic effect from January 1, 2006, and can be terminated with 3 months' notice to the end of a financial year subject to a minimum term ending on December 31, 2010. If the agreement is not terminated, it shall be automatically extended on a rolling basis by a further year subject to the same period of notice. The rights of the contractual parties to terminate the agreement for good cause without prior notice remains unaffected.

The Agreement, the annual financial statements and the management reports of the companies party to the Agreement for the last three financial years (Henkel KGaA) and for the financial year 2005 for the in 2005 newly founded Elch GmbH and also the joint report of the management of Elch GmbH and the Personally Liable Partners of Henkel KGaA relating to the Agreement are available for examination at the head offices of Henkel KGaA and will be sent on request to any shareholder free of charge. The above-mentioned documents are also available on the internet (www.ir.henkel.de; www.ir.henkel.com) and will also be laid out in the Annual General Meeting of Henkel KGaA.

Participation in the Annual General Meeting and exercise of voting rights

As a result of the Law on Corporate Integrity and Modernization of the Right to Contest Shareholders' Resolutions (UMAG), which came into force on November 1, 2005, and the transitional regulations related thereto, there have been changes to the conditions of entitlement to participate in the Annual General Meeting and the exercise of voting rights. Accordingly, prior to changes to the Articles of Association this coming year, our shareholders can choose any of the options listed below to register their entitlement:

Participation entitlement through deposition of share certificates

Those shareholders who deposit their share certificates by **March 20, 2006** (0.00 hours) at the Company's cashier's office, with a German notary, at a bank acting as a central depositary for securities, or at one of the banks listed below will be entitled to participate in the Annual General Meeting (ordinary and preferred shares) and to exercise voting rights (ordinary shares only):

Deutsche Bank AG
Dresdner Bank AG

Share certificates will be deemed to have been duly deposited with one of the above named depositaries if they are deposited with another bank or financial services institution with the agreement and on behalf of a depositary by the above-mentioned time.

If share certificates are deposited with a German notary or a bank acting as a central depositary for securities, we ask that a document certifying such deposit be lodged with the Company by the end of **April 3, 2006** at the latest. Shareholders depositing their certificate will receive admission cards to the Annual General Meeting.

Participation entitlement through validation of share ownership

Shareholders who transmit to the Company at the address given below a special document certifying their ownership of shares, provided in text form and issued by their depositary bank, shall likewise be entitled to participate in the Annual General Meeting (ordinary and preferred shares) and to exercise voting rights (ordinary shares only):

Henkel KGaA
c/o Deutsche Bank AG
– Special Services/General Meetings –
60272 Frankfurt am Main, Germany

The certificate validating ownership of shares must relate to the start of **March 20, 2006** (0.00 hours) and arrive with the Company at the above address by, at the latest, the end of **April 3, 2006**.

On receipt of the certificate validating their ownership of shares, the shareholders concerned will be sent admission cards for the Annual General Meeting. In order to ensure the timely receipt of these admission cards, we request that shareholders ensure that they send the certificates validating their ownership of shares as early as possible.

Proxies to exercise voting rights

Shareholders not wishing to attend the Annual General Meeting personally may have their voting rights (ordinary shares only) exercised at the Annual General Meeting by proxy, e.g. by a bank or a shareholders' association.

In addition, we offer our shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Company. The shareholders wishing to avail themselves of this facility require for this purpose an admission card to the Annual General Meeting to which a corresponding proxy form is attached.

The proxies must be assigned in writing. Insofar as proxyholders nominated by the Company are vested with this authority of representation, instructions must be issued as to how the voting rights are to be exercised. Without such instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed. Shareholders wishing to avail themselves of this facility must submit their completed and signed proxy form to the address given in the proxy form by **April 6, 2006** at the latest.

The proxy and instructions to the proxyholders nominated by the Company may be issued electronically or via the internet instead of in written form, using the procedures stipulated by the Company. Proxies and instructions may still be issued or modified via the internet on the date of the Annual General Meeting until the end of the address given by the Chairman of the Management Board.

Details relating to the issue of proxies and instructions to the proxyholders nominated by the Company – particularly via the internet – are contained in an instruction leaflet that will be sent to all shareholders with the admission card. The corresponding information is also available on the internet (www.ir.henkel.de / www.ir.henkel.com via the Annual General Meeting link).

Transmission of the Annual General Meeting in the internet

The opening of the Annual General Meeting by the Chairman of the Meeting and also the address given by the Chairman of the Management Board can be followed live in the internet by anyone wishing to do so. The voting results will also be published in the internet after the Annual General Meeting.

Motions and election nominations submitted by shareholders

Any motions or election nominations by shareholders as envisaged in §126 and §127 of the German Corporation Act (AktG) should kindly be submitted, together with supporting statements, by **March 27, 2006** at the latest, to:

Henkel KGaA
– Annual General Meeting 2006 –
Investor Relations
Henkelstr. 67
40589 Düsseldorf, Germany
Fax: + 49 (0) 211 / 798 – 2863
e-mail: investor.relations@henkel.com

Motions or election nominations received by the due date will be posted on the internet (www.ir.henkel.de / www.ir.henkel.com) and may be viewed via the Annual General Meeting link. Motions or election nominations not properly addressed will be ignored. Any response from management will likewise be published under the internet address indicated.

Düsseldorf, February 2006

Henkel KGaA

The Personally Liable Partners

Invitation to the Extraordinary Meeting for Holders of Preferred Shares

Henkel Kommanditgesellschaft auf Aktien, Düsseldorf

Securities ID Number:
Preferred shares 604 843

International Securities Identification Number:
Preferred shares DE 0006048432

The holders of preferred shares in our Company are hereby invited to attend the
Extraordinary Meeting for Holders of Henkel Preferred Shares following on from the Annual General Meeting
on
Monday, April 10, 2006,
earliest start time 12.30 p.m.,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Strasse 141,
40474 Düsseldorf, Germany

This English text is a translation for information only. The original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 16, 2006, is the only authoritative version.

Please note the change in the conditions of participation arising from the Law of Corporate Integrity and Modernization of the Right to Contest Shareholders' Resolutions, and the transitional regulations related thereto (see below: "Participation in the Extraordinary Meeting for Holders of Preferred Shares and exercise

Agenda

1. Announcement of the resolutions of the Annual General Meeting held on April 10, 2006, on the cancellation of the existing approved capital and creation of a new approved capital (Authorized Capital 2006) against contribution in cash, allowing for exclusion of the pre-emptive rights of existing shareholders and corresponding amendments to the Articles of Association

Item 9 on the Agenda of the Annual General Meeting held on April 10, 2006, convened for 10.00 hours, and the corresponding report by the Personally Liable Partners explaining the resolution, read as follows:

"Item 9 of the Agenda

Resolution on cancellation of the existing authorized capital and creation of a new authorized capital (Authorized Capital 2006) against contribution in cash, allowing for exclusion of the pre-emptive rights of existing shareholders, and corresponding amendments to the Articles of Association

The Personally Liable Partners, the Shareholders' Committee and the Supervisory Board propose that the following resolutions be adopted:

a) That the authorization issued on April 30, 2001 to the Personally Liable Partners by the Annual General Meeting to increase, subject to the approval of the Supervisory Board and of the Shareholders' Committee, the share capital of the Company in one or several acts until May 1, 2006 by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights (Authorized Capital 2001, article 6 (5) of the Articles of Association) be can-celed.

b) That the Personally Liable Partners be authorized to increase, subject to the approval of the Supervisory Board and of the Shareholders' Committee, the share capital of the Company in one or several acts until April 9, 2011 by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights. The authorization may be executed in full, or in one or several partial amounts.

The existing shareholders shall, in principle, be granted pre-emptive rights. The shares may be transferred to banks or financial services institutions that would then be required to offer them to existing shareholders. The Personally Liable Members are, however, authorized to exclude the pre-emptive rights of existing shareholders with the approval of the Supervisory Board and of the Shareholders' Committee

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,
- if the issue price of the new shares does not significantly fall below the quoted market price of the shares of the same class at the time of final stipulation of the issue price. In this case, the proportion of the share capital represented by the shares sold on the basis of this authorization, together with the proportion of the share capital represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under §186 (3) sentence 4 of the German Corporation Law (AktG), must not exceed a total of 10% of the share capital in existence at the time of this authorization becom-ing operative or being exercised.

The Personally Liable Partners are authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to stipulate the further specifics of the share rights and the conditions of share issue (Authorized Capital 2006).

c) Article 6 (5) of the company's Articles of Association shall be revised as follows (Authorized Capital 2006):

"The Personally Liable Partners are authorized to increase, subject to the approval of the Supervisory Board and of the Shareholders' Committee, the share capital of the Company in one or several acts until April 9, 2011 by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights. The authorization may be executed in full, or in one or several partial amounts.

The existing shareholders shall, in principle, be granted pre-emptive rights. The shares may be transferred to banks or financial services institutions that would then be required to offer them to existing shareholders. The Personally Liable Partners are, however, authorized to exclude the pre-emptive rights of existing shareholders with the approval of the Supervisory Board and of the Shareholders' Committee

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,
- if the issue price of the new shares does not significantly fall below the quoted market price of the shares of the same class at the time of final stipulation of the issue price. In this case, the proportion of the share capital represented by the shares sold on the basis of this authorization, together with the proportion of the share capital represented by new shares issued out of authorized capital with the pre-emptive rights of existing shareholders excluded, as permitted under §186 (3) sentence 4 of the German Corporation Law (AktG), must not exceed a total of 10% of the share capital in existence at the time of this authorization becoming operative or being exercised.

The Personally Liable Partners are authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to stipulate the further specifics of the share rights and the con-ditions of share issue."

d) The Personally Liable Partners are instructed that the resolution per a) above on cancellation of the Authorized Capital 2001, and resolution per b) and c) above on the creation of the Authorized Capital 2006 should only be registered together with the condition that the Authorized Capital 2001 shall only be canceled in the event that the new Authorized Capital 2006 is registered.

e) The Supervisory Board and the Shareholders' Committee are authorized to change the wording in articles 5 and 6 of the Articles of Association in accordance with the increase in share capital arising from the Authorized Capital 2006 or on expiry of the authorization period.

Report of the Personally Liable Partners to the Annual General Meeting in respect of item 9 of the Agenda, as required by §203 (2) sentence 2 and §186 (4) sentence 2, of the German Corporation Law (AktG)

The proposal before the Annual General Meeting is that an Authorized Capital 2006 amounting to 25,600,000 euros be created. This is to replace the previous Authorized Capital 2001 and ensure appropriate future flexibility in covering the Company's financial requirement.

In principle, existing shareholders have a pre-emptive right to purchase shares issued out of the Authorized Capital 2006. However, the proposed authorization allows the Personally Liable Partners to exclude, subject to the approval of the Supervisory Board and of the Shareholders' Committee, this pre-emptive right in respect of fractional entitlements. Exclusion of the pre-emptive rights for fractional entitlements serves the purpose of facilitating a smooth and practicable subscription process. The new shares excluded from the pre-emptive rights of existing shareholders as free fractional amounts shall be disposed of to the best possible effect for the Company.

In addition, the pre-emptive rights of existing shareholders may be excluded, subject to the approval of the Supervisory Board and of the Shareholders' Committee, if the shares are issued at a price that is not significantly below the quoted market price. This places the Company in a position of being able to cover its capital requirements at very short notice if required. At the same time, exclusion of the pre-emptive rights enables placement close to the quoted market price, so that in the interest of strengthening the equity base of the Company the market price discount usually required in the case of rights issues does not apply. In exercising the authorization, the Personally Liable Partners shall endeavor to ensure that any discount to the quoted market price is kept as small as possible given the market conditions prevailing at the time of placement; under no circumstances shall it be more than 5%.

This stipulation is in keeping with the statutory requirement to protect shareholders against dilution of their

shareholding. According to the statutory regulations, exclusion of the pre-emptive rights of sharehold-ers is possible under these conditions for amounts up to 10% of the share capital. This amount is not exhausted by the proposed authorization. 10% of the share capital would be 37,372,480 euros; the proposed amount of 25,600,000 euros, corresponding to 10,000,000 new shares, is significantly below that figure. At the same time, the proposed authorization ensures that, even together with other similar authorizations, not more than 10% of the share capital may be issued or sold under exclusion of the pre-emptive rights of existing shareholders. Owing to the fact that the new shares are to be issued at a price close to the quoted market price, each shareholder has the possibility of acquiring the shares necessary to maintain his or her percentage of total shares in circulation under roughly the same conditions. Given the liquidity of the market for Henkel preferred shares, the opportunity of making such subsequent purchases through the stock exchange is ensured.

In consideration of all these circumstances, the authorization to exclude pre-emptive rights of existing shareholders subject to the cited conditions is appropriate and in the interests of the Company.

The Personally Liable Partners shall, under all circumstances, carefully examine whether or not the authorization to increase capital to the exclusion of the pre-emptive rights of existing shareholders should be used. They will only make use of the authorization where, in the specific case in question, such action, in their estimation and in the estimation of the Supervisory Board and of the Shareholders' Committee, is in the interests of the Company and thus in the interests of the shareholders.

The Personally Liable Partners will report to the Annual General Meet-ing each occasion on which shares are issued out of the Authorized Capital 2006."

2. Special resolution of the holders of preferred shares on approval of the resolution of the Annual General Meeting concerning cancellation of the existing authorized capital and creation of a new authorized capital (Authorized Capital 2006) against contribution in cash, allowing for exclusion of the pre-emptive rights of existing shareholders, and corresponding amendments to the Articles of Association, in accordance with the resolution proposal indicated under Item 1 of this Agenda

In order for the resolution of the Annual General Meeting, indicated under Item 1 of this Agenda to become operable according to §141 of the German Corporation Law (AktG), approval of the holders of preferred shares by way of special resolution is also required.

The Personally Liable Partners, Shareholders' Committee and Supervisory Board propose approval of the proposal of the Annual General Meeting relating to Item 9 (Resolution on the cancellation of the existing authorized capital and creation of a new authorized capital (Authorized Capital 2006) against contribution in cash, allowing for exclusion of the pre-emptive rights of existing shareholders, and corresponding amendments to the Articles of Association) repeated under Item 1 of this Agenda.

Participation in the Extraordinary Meeting for Holders of Preferred Shares, and exercise of voting rights

As a result of the Law on Corporate Integrity and Modernization of the Right to Contest Shareholders' Resolutions (UMAG), which came into force on November 1, 2005, and the transitional regulations related thereto, there have been changes to the conditions of entitlement to participate in the Extraordinary Meeting for Holders of Preferred Shares and the exercise of voting rights. Accordingly, prior to changes to the Articles of Association this coming year, holders of Henkel preferred shares can choose any of the options listed below to register their entitlement:

Participation entitlement through deposition of preferred share certificates

Those holders of preferred shares who deposit their preferred share certificates by **March 20, 2006** (0.00 hours) at the Company's cashier's office, with a German notary, at a bank acting as a central depository for securities, or at one of the banks listed below will

be entitled to participate in the Extraordinary Meeting for Holders of Preferred Shares and to exercise voting rights (preferred shares only):

Deutsche Bank AG
Dresdner Bank AG

Preferred share certificates will be deemed to have been duly deposited with one of the above named depositaries if they are deposited with another bank or financial services institution with the agreement and on behalf of a depositary until the above-mentioned time.

If preferred share certificates are deposited with a German notary or a bank acting as a central depositary for securities, we ask that a document certifying such deposit be lodged with the Company by the end of **April 3, 2006** at the latest. Holders of preferred shares depositing their certificate will receive admission cards to the Extraordinary Meeting for Holders of Preferred Shares.

Participation entitlement through validation of preferred share ownership

Holders of preferred shares who transmit to the Company at the address given below a special document certifying their ownership of preferred shares, provided in text form and issued by their depositary bank, shall likewise be entitled to participate in the Extraordinary Meeting for Holders of Preferred Shares and to exercise voting rights (preferred shares only):

Henkel KGaA
c/o Deutsche Bank AG
– Special Services/General Meetings –
60272 Frankfurt am Main, Germany

The certificate validating ownership of preferred shares must relate to the start of **March 20, 2006** (0.00 hours) and arrive with the Company by, at the latest, the end of **April 3, 2006** at the above address.

On receipt of the certificate validating their ownership of preferred shares, the holders concerned will be sent admission cards for the Extraordinary Meeting for Holders of Preferred Shares. In order to ensure the timely receipt of these admission cards, we request that holders of preferred shares ensure that they send the certificates validating their ownership of said shares as early as possible.

Proxies to exercise voting rights

Holders of preferred shares not wishing to attend the Extraordinary Meeting for Holders of Preferred Shares personally may have their voting rights exercised at the Extraordinary Meeting for Holders of Preferred Shares by proxy, e.g. by a bank or a holders of preferred shares' association.

In addition, we offer holders of preferred shares the option of being represented by proxyholders nominated by the Company. The holders of preferred shares wishing to avail themselves of this facility require for this purpose an admission card to the Extraordinary Meeting for Holders of Preferred Shares to which a corresponding proxy form is attached.

The proxies must be assigned in writing. Insofar as proxyholders nominated by the Company are vested with this authority of representation, instructions must be issued as to how the voting rights are to be exercised. Without such instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed. Shareholders wishing to avail themselves of this facility must submit their completed and signed proxy form to the address given in the proxy form by **April 6, 2006** at the latest.

The proxy and instructions to the proxyholders nominated by the Company may be issued electronically or via the internet instead of in written form, using the procedures stipulated by the Company. Proxies and instructions may still be issued or modified via the internet on the date of the Extraordinary Meeting for Holders of Preferred Shares until the end of the address given by the Chairman of the Management Board in the preceding Annual General Meeting.

Details relating to the issue of proxies and instructions to the proxyholders nominated by the Company – par-

ticularly via the internet – are contained in an instruction leaflet that will be sent to all shareholders with the admission card. The corresponding information is also available on the internet (www.ir.henkel.de / www.ir.henkel.com via the Annual General Meeting link).

Motions submitted by holders of preferred shares

Any motions by holders of preferred shares as envisaged in §126 of the German Corporation Act (AktG) should kindly be submitted, together with supporting statements, by **March 27, 2006** at the latest, to:

Henkel KGaA
– Annual General Meeting 2006 –
Investor Relations
Henkelstr. 67
40589 Düsseldorf, Germany
Fax: + 49 (0) 211 / 798 – 2863
e-mail: investor.relations@henkel.com

We will post notifiable motions received by the due date on the internet (www.ir.henkel.de / www.ir.henkel.com via the Annual General Meeting link). Motions not properly addressed will be ignored. Any response from management will likewise be published under the internet address indicated.

Düsseldorf, February 2006

Henkel KGaA

The Personally Liable Partners

Henkel

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